Impact capital

06014293

SEC No 82-34925

IMPACT CAPITAL LIMITED

A.C.N. 094 503 385

5 June 2006

Filing Desk

US Securities and Exchange Commission

100 F Street, N.E.

Washington DC 20549

SUPPL

Dear Sir/Madam,

The attached papers relate to a submission by the Company under Rule 12g3-2(b)

Sincerely

PROCESSED
JUN 15 2006
THOMSON
FINANCIAL

SEC MAIL RECEIVED PROCESSING
JUN 12 2006
WASH. D.C. 199 SECTION

Lawrence Litzow

Corporate Secretary

9/10 Felix Street, Brisbane Q 4000, Australia.
Telephone: (07) 3211 9811

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity IMPACT CAPITAL LIMITED	
ABN 22 094 503 3857	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	TEMPLETON, RUSSELL ERIC
Date of last notice	3 AUGUST 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	JALPONT PTY LTD <TEMPLETON SUPER A/C>
Date of change	28 APRIL 2006
No. of securities held prior to change	1,750,000
Class	ORDINARY
Number acquired	42,300
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$25,417.47
No. of securities held after change	1,792,300

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ON MARKET TRADE

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

IMPACT CAPITAL LIMITED

A.C.N. 094 503 385

ANNOUNCEMENT

APPOINTMENT OF CHIEF FINANCIAL OFFICER

Impact Capital Limited ("the Company") today announced the appointment of Alison Hill as Chief Financial Officer reporting directly to Managing Director, Russell Templeton.

Ms Hill joins Impact Capital Limited in early June 2006 after five years with Collection House Limited as Deputy Chief Financial Officer and the last twelve months as Group Financial Controller. Prior to this she held a number of positions including Group Accountant and Group Treasurer for Evans Deakin Limited.

Managing Director, Russell Templeton stated "the Company is delighted that it has been able to enlist a person of the caliber of Alison Hill to our executive team"

For further enquiries please contact:

Mr. Russell Templeton
Managing Director
(07) 3211 9811
0407 639 622